Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone   (61 2) 8232 3333
Facsimile   (61 2) 8232 4300
Internet http://www.macquarie.com.au



SUPPL



MACQUARIE

24 June 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to
satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,400 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 June 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,833,838	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,718,026	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007.

As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition. |

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the ⁺securities will be offered	
14	⁺Class of ⁺securities to which the offer relates	
15	⁺Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ………………………………….....   Date: 23 June 2009
                          (Assistant Company Secretary)

Print name: Nigel Donnelly
                                      == == == == ==

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone   (61 2) 8232 3333
Facsimile   (61 2) 8232 7780
Internet http://www.macquarie.com.au

22 June 2009

Kim-Ly Nguyen
Principal Adviser, Issuers (Sydney)
Australian Securities Exchange

Dear Kim-Ly

Macquarie Group Limited (Macquarie) - Appendix 3Y

Please find attached an Appendix 3Y for Dr John Niland pursuant to ASX listing
rule 3.19A. We note the following:

- The Appendix 3Y has not been lodged within the requisite timeframe due
  to an administrative oversight. This occurred notwithstanding the director's
  advice to Macquarie within the relevant timeframe that his relevant interest
  had changed.
- Macquarie has a range of processes in place to ensure compliance with
  listing rule 3.19A, including monitoring by our registry, Computershare, and
  liaison with directors.
- Macquarie considers that the arrangements it currently has in place are
  adequate, that the error was of a one-off nature and does not consider that
  any further arrangements to ensure compliance need to be introduced.

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

cag_cosec_syd_prd/152520_1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited	
ABN	46 008 583 542	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	20 January 2009 but 8 December 2008 re: Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Date of change	5 June 2009
No. of securities held prior to change	• 2,309 MQG shares held directly by John Niland; • 7,250 MQG shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Class	MQG fully paid ordinary shares.
Number acquired	563 MQG shares acquired by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26.60 per MQG share.

No. of securities held after change	• 2,309 MQG shares held directly by John Niland; • 7,813 MQG shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted pursuant to the Macquarie Group Limited Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 22 June 2009

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone   (61 2) 8232 3333
Facsimile   (61 2) 8232 7780
Internet http://www.macquarie.com.au



MACQUARIE

ASX/Media Release

MIPS TENDER OFFER AND NET MOVEMENT IN FAIR VALUE ADJUSTMENT ON FIXED RATE ISSUED DEBT AND SUBORDINATED DEBT

SYDNEY, 19 June 2009 – Macquarie Group Limited (ASX MQG) advises that it has completed a tender offer for Macquarie Bank Limited's Income Preferred Securities (MIPS) and provides an update on the fair value impact of the net movement in the value of fixed rate issued debt and subordinated debt.

Under the tender offer for the outstanding MIPS, MQG has secured approximately £157 million ($A324 million) of MIPS, out of a total £200 million currently outstanding, at a 40% discount to face value. The successful completion of this tender offer will result in MQG booking a realised profit (pre profit share and tax) of approximately $A130 million in FY10.

The realised profit from the MIPs tender offer largely offsets the negative impact in the income statement from the net movement in the fair value of Macquarie Bank Limited's (MBL) fixed rate issued debt and subordinated debt which has increased in value since 31st March 2009 (notwithstanding some recent profitable buybacks) due to a reduction in MBL credit spreads.

It should be noted that the value of the fixed rate issued debt and subordinated debt will change in line with movements in MBL credit spreads and such movements will impact future earnings accordingly.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Stuart Green, Macquarie Group, Investor Relations	+612 8232 8845
Karen Khadi, Macquarie Group, Investor Relations	+612 8232 3548

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,268

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,268 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 June 2009

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,832,438	Fully Paid Ordinary Shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,772,878	Options over Ordinary Shares at various exercise prices
	1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
   (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	
39	Class of ⁺securities for which quotation is sought	
40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	⁺Class

42	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ………………………………….. Date: 17 June 2009
                   (Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==